Exhibit 99.2

INTEC PHARMA LTD.

CONDENSED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

JUNE 30, 2016

INTEC PHARMA LTD.

CONDENSED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

JUNE 30, 2016

TABLE OF CONTENTS

Page
CONDENSED UNAUDITED FINANCIAL STATEMENTS – IN U.S. DOLLARS IN THOUSANDS ($):
Statements of Financial Position	2
Statements of Comprehensive Loss	3
Statements of Changes in Equity	4
Statements of Cash Flows	5-6
Notes to the Condensed interim Financial Statements	7-11

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

	December 31,	June 30,
	2015	2016
	(Audited)	(Unaudited)
	U.S. dollars in thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	23,649	14,454
Short-term bank deposits	5,000	5,000
Financial assets at fair value through profit or loss	2,024	1,925
Restricted bank deposits	62	62
Advances to suppliers and other receivables	2,361	5,479
	33,096	26,920
NON-CURRENT ASSETS-
Property and equipment	4,076	3,775
TOTAL ASSETS	37,172	30,695

Liabilities and equity
CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	614	305
Other	701	1,044
	1,315	1,349
NON-CURRENT LIABILITIES -
Derivative financial instruments	327	110
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	1,642	1,459

EQUITY:
Ordinary shares	727	727
Share premium	84,980	84,980
Currency translation differences	(378)	(378)
Accumulated deficit	(49,799)	(56,093)
TOTAL EQUITY	35,530	29,236
TOTAL LIABILITIES AND EQUITY	37,172	30,695

The accompanying notes are an integral part of these condensed financial statements.

2

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENT OF COMPREHENSIVE LOSS

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
	(Unaudited)
	U.S. dollars in thousands

RESEARCH AND DEVELOPMENT EXPENSES	(1,277)	(3,524)	(2,695)	(7,664)
LESS - PARTICIPATION IN RESEARCH AND DEVELOPMENT EXPENSES	828	2,241	862	2,241
RESEARCH AND DEVELOPMENT EXPENSES, net	(449)	(1,283)	(1,833)	(5,423)
GENERAL AND ADMINISTRATIVE EXPENSES	(530)	(756)	(1,141)	(1,515)
OTHER GAINS (LOSSES), net	(27)	(34)	(4)	30
OPERATING LOSS	(1,006)	(2,073)	(2,978)	(6,908)
FINANCIAL INCOME	211	97	362	473
FINANCIAL EXPENSES	(88)	(35)	(173)	(9)
NET LOSS	(883)	(2,011)	(2,789)	(6,444)
OTHER COMPREHENSIVE LOSS - CURRENCY TRANSLATION DIFFERENCES	492	-	292	-
LOSS AND COMPREHENSIVE LOSS	(391)	(2,011)	(2,497)	(6,444)

$
BASIC AND DILUTED LOSS PER ORDINARY SHARE	(0.16)	(0.18)	(0.51)	(0.56)

The accompanying notes are an integral part of these condensed financial statements.

3

(Continued) - 1

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Share premium	Warrants	Currency translation differences	Accumulated deficit	Total
	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2015 (audited)	727	50,863	605	286	(43,000)	9,481
CHANGES IN THE SIX MONTH PERIOD ENDED JUNE 30, 2015 (unaudited):
Expiration of non-tradable warrants		359	(359)			-
Exercise of warrants (Series 7)		1,933	(89)			1,844
Expiration of warrants (Series 7)		157	(157)			-
Share-based compensation					187	187
Other comprehensive income				292		292
Loss for the period					(2,789)	(2,789)
BALANCE AT JUNE 30, 2015 (unaudited)	727	53,312	-	578	(45,602)	9,015
BALANCE AT JANUARY 1, 2016 (audited)	727	84,980	-	(378)	(49,799)	35,530
CHANGES IN THE SIX MONTH PERIOD ENDED JUNE 30, 2016 (unaudited):
Share-based compensation					150	150
Comprehensive loss					(6,444)	(6,444)
BALANCE AT JUNE 30, 2016 (unaudited)	727	84,980	-	(378)	(56,093)	29,236

The accompanying notes are an integral part of the financial statements.

4

(Continued) - 1

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended June 30
	2015	2016
	(Unaudited)
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Comprehensive loss	(2,789)	(6,444)
Adjustments to reconcile loss and comprehensive loss to net cash used in operating activities (see appendix A)	(602)	(2,918)
Net cash used in operating activities	(3,391)	(9,362)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(833)	(55)
Proceeds from disposal (acquisition) of financial assets at fair value through profit or loss, net	(45)	129
Changes in restricted bank deposits, net	13
Net cash provided by (used in) investing activities	(865)	74
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of warrants (series 7)	1,844	-
Deferred issuance expenses	(261)	-
Net cash provided by financing activities	1,583	-
DECREASE IN CASH AND CASH EQUIVALENTS	(2,673)	(9,288)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	5,731	23,649
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(18)	93
CASH AND CASH EQUIVALENTS - END OF PERIOD	3,040	14,454

The accompanying notes are an integral part of the financial statements.

5

(Concluded) - 2

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended June 30
	2015	2016
	(Unaudited)
	U.S. dollars in thousands

APPENDIX A:

Adjustments to reconcile loss and comprehensive loss to net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation	252	356
Changes in the fair value of derivative financial instruments	(241)	(217)
Exchange differences on cash and cash equivalents	123	(93)
Losses (gains) on financial assets at fair value through profit or loss	4	(30)
Share-based compensation to employees and service providers	187	150
	325	166
Changes in operating asset and liability items:
Increase in advances to suppliers and other receivables	(1,331)	(3,118)
Increase in accounts payable and accruals	404	34
	(927)	(3,084)
	(602)	(2,918)
APPENDIX B:

Information regarding investment and financing activities not involving cash flows:
Liability with respect to property purchase	147
Deferred issuance expenses	400
Supplementary information to the statement of cash flows -
Interest received	15	109

The accompanying notes are an integral part of the financial statements.

6

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.	General:

Intec Pharma Ltd. (the "Company") is engaged in the development of proprietary technology, which enables the gastric retention of certain drugs. The technology is intended to significantly improve the efficiency of the drugs and substantially reduce their side-effects or the effective doses.

The Company is a limited liability public company incorporated and domiciled in Israel. The registered address of its offices is 12 Hartom St., Jerusalem, Israel.

The Company’s ordinary shares are being traded on the Tel-Aviv Stock Exchange Ltd. ("TASE"). Since August 2015, the Company's ordinary shares have also been traded on the NASDAQ Capital Market.

The Company is engaged in research and development activities and has not yet generated revenues from its operations. There is no assurance that the Company’s operations will generate positive cash flow. As of June 30, 2016 the cumulative losses of the Company were approximately $ 56 million. Management expects that the Company will continue to incur losses from its operations in the foreseeable future, which will result in negative cash flows from operating activities.

The Company plans to fund its future operations through submission of applications for grants from governmental authorities and private funds and raising capital from the public and/or private investors and/or institutional investors. The Company's current cash resources are not sufficient to complete the research and development of all of its products. The Company will need to raise additional capital in order to complete its Phase III clinical trial for AP-CDLD and its continued development. There is no assurance however, that the Company will be successful in obtaining the level of financing needed for its operations and the research and development of its products.

The Company's management believes its cash resources as of June 30, 2016 will allow the Company to fund its operating plan through at least 12 months from the date of this report. If the Company is unsuccessful in executing the abovementioned plans, it may need to make the necessary changes to its operations to reduce the level of expenditures in line with available resources.

b.	Change in functional and reporting currency

Effective January 1, 2016, the Company changed its functional currency to the U.S. dollar (“dollar”, “USD” or “$”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates. Accordingly, the functional and reporting currency of the Company in these financial statements is the U.S. dollar.

In determining the appropriate functional currency to be used, the Company followed the guidance in International Accounting Standard (IAS) 21, which states that economic factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered both individually and collectively. In this regard, a significant element in the Company’s decision to effect the functional currency change resulted from number of factors, including a significant increase in expected expenses denominated in U.S. dollars relating to advanced clinical trials.

7

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 1 - GENERAL (continued):

These changes, as well as the fact that the Company’s principal source of financing is the U.S. capital market, and all of the Company’s budgeting and planning is conducted solely in dollars, led to the decision to make the change in functional currency as of January 1, 2016, as indicated above. In effecting the change in functional currency to the dollar, as of January 1, 2016, all assets and liabilities of the Company were translated using the current rate method, using the dollar exchange rate as of December 31, 2015, and equity was translated using historical exchange rates at the relevant transaction dates. The resulting amounts translated into dollars for non-monetary items have been treated as their historical cost. Translation differences resulting from the change in functional currency have been reported as a component of shareholders' equity.

For presentation purposes, comparative figures in these financial statements have been translated into dollars on the following basis: (i) assets and liabilities have been translated using the exchange rate prevailing at December 31, 2015; (ii) the statement of comprehensive loss has been translated at the average exchange rate for the reporting period; and (iii) the results of translation differences have been recorded as “currency translation differences” within other comprehensive income (loss).

c.	Approval of financial statements

These condensed interim financial statements were approved by the Board of Directors on August 31, 2016.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed interim financial statements as of June 30, 2016 and for the three and six months then ended (the “condensed interim financial statements”) have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting” (“IAS 34”). These condensed interim financial statements, which are unaudited, do not include all disclosures necessary for a complete statement of financial position, results of operations, and cash flow in conformity with International Financial Reporting Standards (“IFRS”). The condensed interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2015 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS as published by the International Accounting Standards Board (“IASB”). The results of operations for the three and six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the condensed interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2015 and for the year then ended, other than the change in functional and reporting currency, as described above.

8

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES

As part of the preparation of the condensed interim financial statements, Company management is required to make estimates that affect the value of assets, liabilities, income, expenses and certain disclosures included in the Company’s condensed interim financial statements. By their very nature, such estimates are subjective and complex and consequently may differ from actual results.

The critical accounting estimates applied in the preparation of the condensed interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2015.

NOTE 5 - FINANCIAL INSTRUMENTS:

a.	As of June 30, 2016 and as of December 31, 2015, the Company holds financial assets at fair value through profit and loss in an amount of approximately $ 1.9 million (unaudited) and $ 2 million (audited), respectively, which are included in Level 1.

b.	The fair value of restricted bank deposits, other receivables and other payables which constitute financial assets and financial liabilities, approximates their carrying amount.

c.	As of June 30, 2016 and as of December 31, 2015, there is a noncurrent liability in respect of derivative financial instruments which amounted to approximately $ 110 thousand (unaudited) and $ 327 thousand (audited), respectively, which are included in Level 3.

During the three and six months ended June 30, 2016, the changes in derivative financial instruments (Level 3) arose from changes in fair value which were recorded in the statement of comprehensive loss as financial income (expenses).

The derivative financial instruments include warrants exercisable into 278,978 ordinary shares with no par value which were issued as part of the investment agreement signed in August 2013. The exercise price of each warrant is NIS 21.7 (as of June 30, 2016 approximately $5.64). 80,166 warrants will expire in October 2016 and 198,812 warrants will expire in September 2017.

These warrants are measured at fair value using standard valuation technique for these types of instruments (Black-Scholes model) on the basis of the following inputs:

Observable Inputs:	June 30, 2016
Share price (NIS)	17.03
Exercise price (NIS)	21.7
Volatility	45.6%-45.68%
Risk free rate	0.03%-0.11%
Expected term (years)	0.31-1.22

9

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 6 - EQUITY:

a.	On March 27, 2016, the Board of Directors approved a grant of 176,705 options to Company employees, where each option will be exercisable into one ordinary share, each for an exercise price of $4.14. The options will vest over a four-year period, with quarter of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 12 equal quarterly tranches, subsequent to the first year from the grant date. The options will expire ten years after the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $474 thousand.

b.	On April 21, 2016, the Company's General Meeting approved, further to a resolution adopted by the Board of Directors on March 10, 2016, a grant of 22,500 options to each of the two external directors. Each option will be exercisable into one ordinary share at an exercise price of $6. The options will vest in three equal annual tranches over a three-year period. These options will expire after ten years from the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $84 thousand.

c.	On March 10, 2016, the Board of Directors approved, effective May 1, 2016, the appointment of the VP Clinical and Regulatory Affairs. As part of her employment agreement, a grant of 44,000 options was approved. Each option will be exercisable into one ordinary share, each for an exercise price of $ 3.865. 25,000 options will vest over a four-year period, with quarter of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 12 equal quarterly tranches, subsequent to the first year from the grant date. The options will expire ten years after the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $74 thousand. 19,000 options will vest in three equal annual tranches over a three-year period, subject to her continued employment with the Company and subject to the fulfillment of certain milestones, as defined in the employment agreement, during this period of three years. The vested options will expire after ten years from the date of grant. The value of the benefit of these options is approximately $ 56 thousand.

d.	On June 30, 2016, the Company's Annual Meeting approved, further to a resolution adopted by the Board of Directors on May 22, 2016, a grant of 22,500 options to each of the three directors of the Company, other than external directors, the chairman of the Company's board and the Chief Executive Officer of the Company. Each option will be exercisable into one ordinary share at an exercise price of $6. The options will vest in three equal annual tranches over a three-year period. These options will expire after ten years from the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $121 thousand.

In addition, a grant of 68,250 options to two of the three directors, which serve in different positions in the Company, was approved. Each option will be exercisable into one ordinary share at an exercise price of $3.46. The options will vest over a four-year period, with quarter of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 12 equal quarterly tranches, subsequent to the first year from the grant date and subject to the continued employment with the Company at the time that each tranche vests. The options will expire ten years after the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $153 thousand.

10

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 6 - EQUITY (continued):

e.	On June 30, 2016, the Company's Annual Meeting approved, further to a resolution adopted by the Board of Directors on May 15, 2016, effective July 1, 2016, the appointment and the compensation of the new Chairman of the Board ("Chairman"). As part of his service agreement, a grant of 224,478 options was approved. Each option will be exercisable into one ordinary share at an exercise price of $3.526. The options will vest in three equal annual tranches over a three-year period, subject to his continued tenure as the Chairman at the time that each tranche vests. These options will expire after ten years from the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $408 thousand.

f.	During the six-month period ended June 30, 2016, options to purchase 62,000 ordinary shares granted to employees were forfeited.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

In May 2016, in addition to previously approved programs, the Company received approval from the Israeli National Authority for Technological Innovation (formerly known as the Israel Office of the Chief Scientist) for a participation in research and development activities that will be performed by the Company from January 1, 2016 to December 31, 2016 in the amount of NIS 20 million (approximately $5.2 million). After June 30, 2016 and until the date of approval of these financial statements, an advance of approximately NIS 7 million ($1.8 million) has been received.

NOTE 8 - EVENT SUBSEQUENT TO JUNE 30, 2016

On July 25, 2016, the Board of Directors approved a grant of 180,000 options to two management members. Each option will be exercisable into one ordinary share, each for an exercise price of $4.466. 90,000 options will vest over a four-year period, with quarter of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 12 equal quarterly tranches, subsequent to the first year from the grant date. The options will expire ten years after the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $236 thousand. 90,000 options will be exercisable only in the event that a material agreement, as defined in Company's compensation policy, is signed between the Company and a third party, and subject to continued employment with the Company. These options will expire after ten years from the date of grant. The value of the benefit of these options is approximately $236 thousand and will be recognized in the financial statements of the Company only if a material agreement is signed. Following this grant, both management members agreed to forgo 117,200 options that were previously granted to them in October 2013.

11